Exhibit 6.29

THE NATIONAL UNION BANK OF KINDERHOOK

Stock Appreciation Rights Agreement

© 2006 Clark Consulting

This document is provided to assist your legal counsel in documenting your specific arrangement. The laws of the various states may differ considerably, and this specimen is for general information only. It is not a form to be signed, nor is it to be construed as legal advice. Failure to accurately document your arrangement could result in significant losses, whether from claims of those participating in the arrangement, from the heirs and beneficiaries of participants, or from regulatory agencies such as the Internal Revenue Service, the Department of Labor, or bank examiners. License is hereby granted to your legal counsel to use these materials in documenting solely your arrangement.

In general, if your bank is subject to SEC regulation, implementation of this or any other executive or director compensation program may trigger rules requiring certain disclosures on Form 8-K within four days of implementing the program. Consult with your SEC attorney, if applicable, to determine your responsibilities under the disclosure rules.

IMPORTANT NOTICE ON CODE SECTION 409A COMPLIANCE

Consult with your legal and tax advisors to determine the impact of the new Internal Revenue Code Section 409A to your particular situation. The Treasury Department on September 29th, 2005 issued proposed regulations implementing the requirements of Section 409A which apply to nonqualified deferred compensation arrangements. The effective date for the proposed regulations is January 1, 2007; however, they can be fully relied upon by plan sponsors until the regulations become final.

THE NATIONAL UNION BANK OF KINDERHOOK

Stock Appreciation Rights Agreement

THE NATIONAL UNION BANK OF KINDERHOOK

PHANTOM STOCK APPRECIATION RIGHTS AGREEMENT

THIS AGREEMENT (the “Agreement”) is adopted this 26th day of July, 2006, by and between THE NATIONAL UNION BANK OF KINDERHOOK, a nationally-chartered commercial bank located in Kinderhook, New York (the “Bank”) and THOMAS SIGNOR (the “Executive”).

INTRODUCTION

To encourage the Executive to remain an employee of the Bank, the Bank is willing to provide to the Executive an opportunity to share in the appreciation of the Bank’s Phantom Stock. In accordance with the terms of this Agreement, the Bank will provide a retirement benefit equal to the appreciation on the Phantom Stock allocation as determined on the Executive’s Normal Retirement Age.

Phantom Stock Appreciation Rights awards will be credited to the Phantom Stock Appreciation Rights Account each year based on completed Plan Years up to the Executive’s Normal Retirement Age. The Bank shall record the annual awards, if any, in the Executive’s Phantom Stock Appreciation Rights Account. The Phantom Stock Appreciation Rights Account shall be an accounting device to record awards credited each year and keep track of the appreciation on the Phantom Stock Appreciation Rights awards. This Agreement is intended to provide the Executive with a projected retirement benefit; however, upon the occurrence of various triggering events, the Bank will distribute the value of the Phantom Stock Appreciation Rights Account in cash from its general assets.

AGREEMENT

The Executive and the Bank agree as follows:

Article 1

Definitions

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1	“Beneficiary” means each designated person, or the estate of the deceased Executive, entitled to benefits, if any, upon the death of the Executive determined pursuant to Article 5 of this Agreement.

1.2	“Beneficiary Designation Form” means the form established from time to time by the Plan Administrator that the Executive completes, signs, and returns to the Plan Administrator to

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designate one or more Beneficiaries.

1.3	“Board” means the Board of Directors of the Bank as from time to time constituted.

1.4	“Book Value” means the Bank’s equity capital excluding FAS115 Adjustments and Extraordinary items at the end of the Plan Year.

1.5	“Change in Control” means a change in the ownership or effective control of the Bank, or in the ownership of a substantial portion of the assets of the Bank, as such change is defined in Section 409A of the Code and regulations thereunder.

1.6	“Code” means the Internal Revenue Code of 1986, as amended.

1.7	“Crediting Rate” means six percent (6%).

1.8	“Disability” means the Executive (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Bank. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering employees of the Bank. Upon the request of the Plan Administrator, the Executive must submit proof to the Plan Administrator of the Social Security Administration’s or provider’s determination.

1.9	“Distribution Election Form” means the form established from time to time by the Plan Administrator that the Executive completes, signs and returns to the Plan Administrator to designate the time and form of distribution.

1.10	“Dividends” means cash and non-cash distributions to shareholders of the Bank as determined by the Bank’s independent auditor based upon certified financial statements for the pertinent year.

1.11	“Early Termination” means Separation from Service before Normal Retirement Age except when such Separation from Service occurs (i) within twenty-four (24) months following a Change in Control or (ii) due to death, Disability or Termination for Cause.

1.12	“Effective Date” means January 1. 2006.

1.13	“Normal Retirement Age” means the age set forth on the Distribution Election Form.

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1.14	“Phantom Stock” means the hypothetical number of shares of the Bank’s common stock that could be purchased at an initial price of $10.00 per share. The Phantom Stock is used solely as a measurement tool; no Bank stock will be purchased, sold, registered, or issued in connection with this Agreement. The Executive will not receive any stock or stock rights by virtue of this Agreement. The total number of Phantom Stock shares outstanding shall be 1,360,000.

1.15	“Phantom Stock Appreciation Right” represents the right to receive a cash payment equal to the appreciation in value of one (1) share of Phantom Stock, calculated according to Section 3.2 of this Agreement.

1.16	“Phantom Stock Appreciation Rights Account” means the account described in Section 3.1 of this Agreement.

1.17	“Plan Administrator” means the plan administrator described in Article 6 and Article 8 of this Agreement.

1.18	“Plan Year” means each twelve-month period commencing on January 1 and ending on December 31 of each year. The initial Plan Year shall commence on the Effective Date of this Agreement and end on the following December 31.

1.19	“Separation from Service” means the termination of the Executive’s employment with the Bank for reasons other than death, Termination for Cause or attainment of Normal Retirement Age. Whether a Separation form Service takes place is determined based on the facts and circumstances surrounding the termination of the Executive’s employment and whether the Bank and the Executive intended for the Executive to provide significant services for the Bank following such termination. A termination of employment will not will be considered a Separation from Service if:

(a)	the Executive continues to provide services as an employee of the Bank at an annual rate that is 20 percent or more of the services rendered, on average, during the immediately preceding three full calendar years of employment (or, if employed less than three years, such lesser period) and the annual remuneration for such services is at least equal to 20 percent of the average annual remuneration earned during the final three full calendar years of employment (or, if less, such lesser period), or
(b)	the Executive continues to provide services to the Bank in a capacity other than as an employee of the Bank at an annual rate that is 50 percent or more of the services rendered, on average, during the immediately preceding three full calendar years of employment (or if employed less than three years, such lesser period) and the annual remuneration for such services is the 50 percent or more of the annual remuneration earned during the final three full calendar years of employment (or if less, such lesser period).

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1.20	“Specified Employee” means a key employee (as defined in Section 416(i) of the Code without regard to paragraph 5 thereof) of the Bank if any stock of the Bank is publicly traded on an established securities market or otherwise.

1.21	“Termination for Cause” means the termination by the Board of the Executive’s service with the Bank for:

(a)	Gross negligence or gross neglect of duties to the Bank; or
(b)	Conviction of a felony or of a gross misdemeanor involving moral turpitude in connection with the Executive’s employment with the Bank; or
(c)	Fraud, disloyalty, dishonesty or willful violation of any law or significant Bank policy committed in connection with the Executive’s employment and resulting in a material adverse effect on the Bank.

Article 2

Phantom Stock Appreciation Rights Award

As of the Effective Date, the Executive shall be awarded One Thousand Nine Hundred Thirty-Seven (1,937) Phantom Stock Appreciation Rights associated with Phantom Stock having an initial value of Ten Dollars ($10) per share. At the beginning of Plan Years two through five provided the Executive is employed by the Bank and at the Board’s discretion, the Executive shall be awarded an additional One Thousand One Hundred Thirty (1,130) Phantom Stock Appreciation Rights. Phantom Stock Appreciation Rights may be subject to adjustments in accordance with Section 3.1.3 below, if applicable.

Article 3

Phantom Stock Appreciation Rights Account

3.1	Establishing and Crediting. The Bank shall establish a Phantom Stock Appreciation Rights Account on its books for the Executive and shall credit to the Phantom Stock Appreciation Rights Account the following amounts:

3.1.1	Awards. The Phantom Stock Appreciation Rights award as determined under Article 2.

3.1.2	Interest. No interest shall be credited on the Phantom Stock Appreciation Rights Account.

3.1.3	Extraordinary Items. If there is a change in the number of the outstanding shares of the Bank’s common stock by reason of a stock dividend or split, recapitalization, merger, consolidation, combination or exchange of shares where the shares are issued without additional consideration paid to the Bank (“Extraordinary Items”), then the number of Phantom Stock Appreciation Rights shall be increased or

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decreased proportionately, as of the beginning of the following Plan Year, at the discretion of the Board whose determination shall be conclusive; provided, however, that fractional Phantom Stock Appreciation Rights shall be rounded to the nearest whole Right.

3.2	Valuation. On December 31st of each Plan Year and immediately prior to the distribution of any benefits and subsequent to any awards, the Phantom Stock Appreciation Rights Account value is determined by the Current Adjusted Price Per Share in excess of the Initial Price Per Share multiplied by the number of awards in Article 2.

(a)  “Initial Price Per Share” or basis is the Book Value at the date of issuance. For the first plan year, the Initial Price Per Share is $10.00.

(b)  “Current Adjusted Price Per Share” is determined by multiplying the number of Phantom Stock Appreciation Rights by the Book Value per share.

(c)  “Book Value per Share” is the Bank’s equity capital (excluding FAS 115 Adjustments and Extraordinary Items) at the end of the Plan Year divided by the Plan’s number of Phantom shares of 1,360,000.

An example of the calculation of the Account Value is as follows:

	Assumptions	Results

(A)	Phantom SAR Allocation	3,000 shares
(B)	Initial Price Per Share (Basis)	$10.00
(C)	Book Value per Share ($14,688,000 Capital / 1,360,000 shares outstanding)	$10.80
(D)	Current Adjusted Price Per Share	$10.80
(F)	Phantom SAR Account Value = (A) times (D) less Basis	$2,400

3.3	Accounting Device Only. The Phantom Stock Appreciation Rights Account is solely a device for measuring amounts that may be paid under this Agreement. No Bank stock will be purchased, sold, registered, or issued in connection with this Agreement. The Phantom Stock Appreciation Rights Account is not a trust fund of any kind. The Executive is a general unsecured creditor of the Bank for purposes of the distribution of benefits under this Agreement. The benefits represent the mere Bank promise to distribute such benefits. The Executive’s rights are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by the Executive’s creditors. Only cash will be paid as a benefit and no stock or any other property is to be paid to the Executive.

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Article 4

Lifetime Benefits

4.1	Normal Retirement Benefit. Upon the Executive reaching Normal Retirement Age while in the active service of the Bank, the Bank shall distribute to the Executive the benefit described in this Section 4.1 in lieu of any other benefit under this Agreement.

4.1.1	Amount of Benefit. The benefit under this Section 4.1 is the Phantom Stock Appreciation Rights Account value determined as of the end of the Plan Year immediately preceding the Normal Retirement Age.

4.1.2	Distribution of Benefit. The Bank shall distribute the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing on the first day of the month following the Normal Retirement Age. The Bank shall credit interest at an annual rate equal to the Crediting Rate on the remaining account balance during any applicable installment period.

4.2	Early Termination Benefit. Upon the Executive’s Early Termination, the Bank shall distribute to the Executive the benefit described in this Section 4.2 in lieu of any other benefit under this Agreement.

4.2.1	Amount of Benefit. The benefit under this Section 4.2 is one hundred percent (100%) of the Phantom Stock Appreciation Rights Account value determined as of the end of the Plan Year immediately preceding Separation from Service.

4.2.2	Distribution of Benefit. The Bank shall distribute the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following Separation from Service. The Bank shall credit interest at an annual rate equal to the Crediting Rate on the remaining account balance during any applicable installment period.

4.3	Disability Benefit. If a Disability results in Separation from Service prior to Normal Retirement Age, the Bank shall distribute to the Executive the benefit described in this Section 4.3 in lieu of any other benefit under this Agreement.

4.3.1	Amount of Benefit. The benefit under this Section 4.3 is one hundred percent (100%) of the Phantom Stock Appreciation Rights Account value determined as of the end of the Plan Year immediately preceding Separation from Service.

4.3.2	Distribution of Benefit. The Bank shall distribute the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following Separation from Service. The Bank shall credit interest at

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Stock Appreciation Rights Agreement

an annual rate equal to the Crediting Rate on the remaining account balance during any applicable installment period.

4.4	Change in Control Benefit. Upon a Change in Control followed within twenty-four (24) months by Separation from Service for reasons other than death, Disability or attaining Normal Retirement Age, the Bank shall distribute to the Executive the benefit described in this Section 4.4 in lieu of any other benefit under this Agreement.

4.4.1	Amount of Benefit. The benefit under this Section 4.4 is one hundred percent (100%) of the Phantom Stock Appreciation Rights Account value determined as of the end of the Plan Year immediately preceding the Separation from Service.

4.4.2	Distribution of Benefit. The Bank shall distribute the benefit to the Executive as elected by the Executive on the Distribution Election Form commencing within thirty (30) days following Separation from Service. The Bank shall credit interest at an annual rate equal to the Crediting Rate on the remaining account balance during any applicable installment period.

4.4.3	Excess Parachute Payments. Notwithstanding any provision of this Agreement to the contrary, to the extent any distribution(s), if made, under this Section 4.4 would be treated as an “excess parachute payment” under Section 280G of the Code, the Bank shall reduce or delay the distribution(s) to the extent necessary so that it would not be an excess parachute payment.

4.5	Restriction on Timing of Distribution. Notwithstanding any provision of this Agreement to the contrary, if the Executive is considered a Specified Employee at Separation from Service, benefit distributions that are payable upon Separation from Service may not commence earlier than six (6) months after the date of such Separation from Service. Therefore, in the event this Section 4.5 is applicable to the Executive, any distribution or series of distributions to be made due to a Separation from Service shall commence no earlier that the first day of the seventh month following the Separation from Service.

4.6	Change in Form or Timing of Distributions. For distribution of benefits under this Article 4, the Executive may elect to delay the timing or change the form of distributions by submitting the appropriate Distribution Election Form(s) to the Plan Administrator. Any such elections:

(a)	may not accelerate the time or schedule of any distribution, except as provided in Section 409A of the Code and the regulations thereunder;
(b)	must, for benefits payable under Section 4.1, be made at least twelve (12) months prior to the first scheduled distribution;
(c)	must, for benefits payable under Sections 4.1, 4.2, 4.3 and 4.4, delay the commencement of distributions for a minimum of five (5) years from the date the first distribution was originally scheduled to be made; and

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(d)	must take effect not less than twelve (12) months after the election is made.

Article 5

Death Benefits

5.1	Death During Employment. If the Executive dies while in the active service of the Bank, the Bank shall distribute to the Beneficiary the benefit described in this Section 5.1 in lieu of any other benefit under this Agreement.

5.1.1	Amount of Benefit. The benefit under this Section 5.1 is one hundred percent (100%) of the Phantom Stock Appreciation Rights Account value determined as of the end of the Plan Year immediately preceding the Executive’s death.

5.1.2	Distribution of Benefit. The Bank shall distribute the benefit to the Beneficiary in a lump sum within sixty (60) days following receipt by the Bank of the Executive’s death certificate.

5.2	Death During Distribution of a Benefit. If the Executive dies after any benefit distributions have commenced under this Agreement but before receiving all such distributions, the Bank shall distribute the remaining benefits to the Beneficiary at the same time and in the same amounts they would have been paid to the Executive had the Executive survived.

5.3	Death After Separation from Service But Before Benefit Distributions Commence. If the Executive is entitled to benefit distributions after Separation from Service under this Agreement, but dies prior to the commencement of said benefit distributions, the Bank shall pay to the Beneficiary the same benefits that the Executive was entitled to prior to death except that the benefit distributions shall commence on the first day of the month following receipt by the Bank of the Executive’s death certificate.

Article 6

Beneficiaries

6.1	Beneficiary. The Executive shall have the right, at any time, to designate a Beneficiary(ies) to receive any benefit distributions under this Agreement upon the death of the Executive. The Beneficiary designated under this Agreement may be the same as or different from the beneficiary designation under any other plan of the Bank in which the Executive participates.

6.2	Beneficiary Designation: Change. The Executive shall designate a Beneficiary by completing and signing the Beneficiary Designation Form, and delivering it to the Plan Administrator or its designated agent. The Executive’s beneficiary designation shall be deemed automatically revoked if the Beneficiary predeceases the Executive or if the Executive names a spouse as Beneficiary and the marriage is subsequently dissolved or if the

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benefit is relinquished pursuant to a settlement agreement. The Executive shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Plan Administrator’s rules and procedures, as in effect from time to time. Upon the acceptance by the Plan Administrator of a new Beneficiary Designation Form, all Beneficiary designations previously filed shall be cancelled. The Plan Administrator shall be entitled to rely on the last Beneficiary Designation Form filed by the Executive and accepted by the Plan Administrator prior to the Executive’s death.

6.3	Acknowledgment. No designation or change in designation of a Beneficiary shall be effective until received, accepted and acknowledged in writing by the Plan Administrator or its designated agent.

6.4	No Beneficiary Designation. If the Executive dies without a valid beneficiary designation, or if all designated Beneficiaries predecease the Executive, then the Executive’s spouse shall be the designated Beneficiary. If the Executive has no surviving spouse, the benefits shall be paid to the personal representative of the Executive’s estate or its assignee.

6.5	Facility of Distribution. If the Plan Administrator determines in its discretion that a benefit is to be distributed to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person’s property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any distribution of a benefit shall be a distribution for the account of the Executive and the Executive’s Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

Article 7

General Limitations

7.1	Termination for Cause. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not pay any benefit under this Agreement if the Executive’s employment with the Bank is terminated due to a Termination for Cause as defined in Section 1.20 of this Agreement.

7.2	Suicide or Misstatement. Notwithstanding any provision of this Agreement to the contrary, no benefits shall be distributed if the Executive commits suicide within two years after the Effective Date of this Agreement, or if an insurance company which issued a life insurance policy covering the Executive and owned by the Bank denies coverage (i) for material misstatements of fact made by the Executive on an application for such life insurance, or (ii) for any other reason.

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7.3	Removal. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement if the Executive is subject to a final removal or prohibition order issued by an appropriate federal banking agency pursuant to Section 8(e) of the Federal Deposit Insurance Act.

7.4	Forfeiture Provision. The Executive shall forfeit any non-distributed benefits under this Agreement if during the term of this Agreement and within twenty-four (24) months following a Separation from Service, the Executive, directly or indirectly, either as an individual or as a proprietor, stockholder, partner, officer, director, employee, agent, consultant or independent contractor of any individual, partnership, corporation or other entity (excluding an ownership interest of three percent (3%) or less in the stock of a publicly-traded company):

(i)	becomes employed by, participates in, or becomes connected in any manner with the ownership, management, operation or control of any bank, savings and loan or other similar financial institution if the Executive’s responsibilities will include providing banking or other financial services within the thirty-five (35) miles of any office maintained by the Bank as of the date of the termination of the Executive’s employment;

(ii)	participates in any way in hiring or otherwise engaging, or assisting any other person or entity in hiring or otherwise engaging, on a temporary, part-time or permanent basis, any individual who was employed by the Bank as of the date of termination of the Executive’s employment;

(iii)	assists, advises, or serves in any capacity, representative or otherwise, any third party in any action against the Bank or transaction involving the Bank;

(iv)	sells, offers to sell, provides banking or other financial services, assists any other person in selling or providing banking or other financial services, or solicits or otherwise competes for, either directly or indirectly, any orders, contract, or accounts for services of a kind or nature like or substantially similar to the financial services performed or financial products sold by the Bank (the preceding hereinafter referred to as “Services”), to or from any person or entity from whom the Executive or the Bank, to the knowledge of the Executive provided banking or other financial services, sold, offered to sell or solicited orders, contracts or accounts for Services during the three (3) year period immediately prior to the termination of the Executive’s employment;

(v)	divulges, discloses, or communicates to others in any manner whatsoever, any confidential information of the Bank, to the knowledge of the Executive, including, but not limited to, the names and addresses of customers or prospective customers, of the Bank, as they may have existed from time to time, of work performed or services rendered for any customer, any method

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and/or procedures relating to projects or other work developed for the Bank, earnings or other information concerning the Bank. The restrictions contained in this subparagraph (v) apply to all information regarding the Bank, regardless of the source who provided or compiled such information. Notwithstanding anything to the contrary, all information referred to herein shall not be disclosed unless and until it becomes known to the general public from sources other than the Executive.

The Executive specifically acknowledges that the forfeiture provisions set forth above are reasonable and necessary to protect the Bank’s legitimate interests and are not unreasonably burdensome to the Executive. If any of the restrictions contained herein shall be held to be excessively broad as to time or geographic area, it shall be deemed amended to the extent necessary to be valid and enforceable under applicable state law.

7.5	Change in Control. The forfeiture provision detailed in Section 7.4 hereof shall not be enforceable following a Change in Control.

Article 8

Administration of Agreement

8.1	Plan Administrator Duties. This Agreement shall be administered by a Plan Administrator, which shall consist of the Board, or such committee or person(s) as the Board shall appoint. The Plan Administrator shall administer this Agreement according to its express terms and shall also have the discretion and authority to (i) make, amend, interpret and enforce all appropriate rules and regulations for the administration of this Agreement and (ii) decide or resolve any and all questions including interpretations of this Agreement, as may arise in connection with the Agreement to the extent the exercise of such discretion and authority does not conflict with Section 409A of the Code and regulations thereunder.

8.2	Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Bank.

8.3	Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration, interpretation and application of the Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Agreement.

8.4	Indemnity of Plan Administrator. The Bank shall indemnify and hold harmless the members of the Plan Administrator against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct by the Plan Administrator or any of its members.

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8.5	Bank Information. To enable the Plan Administrator to perform its functions, the Bank shall supply full and timely information to the Plan Administrator on all matters relating to the date and circumstances of the retirement, Disability, death, or Separation from Service of the Executive, and such other pertinent information as the Plan Administrator may reasonably require.

8.6	Annual Statement. The Plan Administrator shall provide to the Executive, within one hundred twenty (120) days after the end of each Plan Year, a statement setting forth the Phantom Stock Appreciation Rights Account value.

Article 9

Claims and Review Procedure

9.1	Claims Procedure. An Executive or Beneficiary (“Claimant”) who has not received benefits under the Agreement that he or she believes should be distributed shall make a claim for such benefits as follows:

9.1.1	Initiation – Written Claim. The claimant initiates a claim by submitting to the Plan Administrator a written claim for the benefits. If such a claim relates to the contents of a notice received by the Claimant, the claim must be made within sixty (60) days after such notice was received by the Claimant. All other claims must be made within one hundred eighty (180) days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the claimant.

9.1.2	Timing of Plan Administrator Response. The Plan Administrator shall respond to such Claimant within 90 days after receiving the claim. If the Plan Administrator determines that special circumstances require additional time for processing the claim, the Plan Administrator can extend the response period by an additional 90 days by notifying the Claimant in writing, prior to the end of the initial 90-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Plan Administrator expects to render its decision.

9.1.3	Notice of Decision. If the Plan Administrator denies part or all of the claim, the Plan Administrator shall notify the Claimant in writing of such denial. The Plan Administrator shall write the notification in a manner calculated to be understood by the Claimant. The notification shall set forth:

(a)	The specific reasons for the denial;
(b)	A reference to the specific provisions of the Agreement on which the denial is based;
(c)	A description of any additional information or material necessary for the

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Claimant to perfect the claim and an explanation of why it is needed;

(d)	An explanation of the Plan Administrator’s review procedures and the time limits applicable to such procedures; and
(e)	A statement of the Claimant’s right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

9.2	Review Procedure. If the Plan Administrator denies part or all of the claim, the Claimant shall have the opportunity for a full and fair review by the Plan Administrator of the denial, as follows:

9.2.1	Initiation – Written Request. To initiate the review, the claimant, within 60 days after receiving the Plan Administrator’s notice of denial, must file with the Plan Administrator a written request for review.

9.2.2	Additional Submissions – Information Access. The Claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Plan Administrator shall also provide the Claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the Claimant’s claim for benefits.

9.2.3	Considerations on Review. In considering the review, the Plan Administrator shall take into account all materials and information the Claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

9.2.4	Timing of Plan Administrator Response. The Plan Administrator shall respond in writing to such Claimant within 60 days after receiving the request for review. If the Plan Administrator determines that special circumstances require additional time for processing the claim, the Plan Administrator can extend the response period by an additional 60 days by notifying the Claimant in writing, prior to the end of the initial 60-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Plan Administrator expects to render its decision.

9.2.5	Notice of Decision, The Plan Administrator shall notify the Claimant in writing of its decision on review. The Plan Administrator shall write the notification in a manner calculated to be understood by the Claimant. The notification shall set forth:

(a)	The specific reasons for the denial;
(b)	A reference to the specific provisions of the Agreement on which the denial is based;
(c)	A statement that the Claimant is entitled to receive, upon request and free of

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charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the Claimant’s claim for benefits; and

(d)	A statement of the Claimant’s right to bring a civil action under ERISA Section 502(a).

Article 10

Amendments and Termination

10.1	Amendments. This Agreement may be amended only by a written agreement signed by the Bank and the Executive. However, the Bank may unilaterally amend this Agreement to conform with written directives to the Bank from its auditors or banking regulators or to comply with legislative changes.

10.2	Plan Termination Generally. This Agreement may be terminated only by a written agreement signed by the Bank and the Executive. The benefit shall be the Phantom Stock Appreciation Rights Account value determined as of the end of the Plan Year immediately preceding the date the Agreement is terminated. Except as provided in 10.3, the termination of this Agreement shall not cause a distribution of benefit payments under this Agreement. Rather, upon such termination of this Agreement, benefit distributions will be made at the earliest distribution event permitted under Article 4 or 5.

10.3	Plan Terminations Under Section 409A. Notwithstanding anything to the contrary in Section 10.2, if the Bank terminates this Agreement in the following circumstances:

(a)	Within thirty (30) days before, or twelve (12) months after a Change in Control, provided that all distributions are made no later than twelve (12) months following such termination of the Agreement and further provided that all the Bank’s arrangements which are substantially similar to the Agreement are terminated so the Executive and all participants in the similar arrangements are required to receive all amounts of compensation deferred under the terminated arrangements within twelve (12) months of the termination of the arrangements;
(b)	Upon the Bank’s dissolution or with the approval of a bankruptcy court provided that the amounts deferred under the Agreement are included in the Executive’s gross income in the latest of (i) the calendar year in which the Agreement terminates; (ii) the calendar year in which the amount is no longer subject to a substantial risk of forfeiture; or (iii) the first calendar year in which the distribution is administratively practical; or
(c)	Upon the Bank’s termination of this and all other account balance (as referenced in Section 409A of the Code or the regulations thereunder), provided that all distributions are made no earlier than twelve (12) months and no later than twenty-four (24) months following such termination, and the Bank does not adopt any new non-account balance plans for a minimum of five (5) years following the date of such

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THE NATIONAL UNION BANK OF KINDERHOOK

Stock Appreciation Rights Agreement

termination;

the Bank may distribute the Phantom Stock Appreciation Rights Account value, determined as of the date of the termination of the Agreement, to the Executive in a lump sum subject to the above terms.

Article 11

Miscellaneous

11.1	Binding Effect. This Agreement shall bind the Executive and the Bank, and their beneficiaries, survivors, executors, administrators and transferees.

11.2	No Guarantee of Employment. This Agreement is not a contract for employment. It does not give the Executive the right to remain as an employee of the Bank, nor does it interfere with the Bank’s right to discharge the Executive. It also does not require the Executive to remain an employee or interfere with the Executive’s right to terminate employment at any time.

11.3	Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

11.4	Tax Withholding and Reporting. The Bank shall withhold any taxes that are required to be withheld, including but not limited to taxes owed under Section 409A of the Code and regulations thereunder, from the benefits provided under this Agreement. Executive acknowledges that the Bank’s sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies). Further, the Bank shall satisfy all applicable reporting requirements, including those under Section 409A of the Code and regulations thereunder.

11.5	Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the State of New York, except to the extent preempted by the laws of the United States of America.

11.6	Unfunded Arrangement. The Executive and Beneficiary are general unsecured creditors of the Bank for the distribution of benefits under this Agreement. The benefits represent the mere promise by the Bank to distribute such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive’s life or other informal funding asset is a general asset of the Bank to which the Executive and Beneficiary have no preferred or secured claim.

11.7	Reorganization. The Bank shall not merge or consolidate into or with another bank, or reorganize, or sell substantially all of its assets to another bank, firm, or person unless such

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THE NATIONAL UNION BANK OF KINDERHOOK

Stock Appreciation Rights Agreement

succeeding or continuing bank, firm, or person agrees to assume and discharge the obligations of the Bank under this Agreement. Upon the occurrence of such event, the term “Bank” as used in this Agreement shall be deemed to refer to the successor or survivor bank.

11.8	Entire Agreement. This Agreement constitutes the entire agreement between the Bank and the Executive as to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein.

11.9	Interpretation. Wherever the fulfillment of the intent and purpose of this Agreement requires, and the context will permit, the use of the masculine gender includes the feminine and use of the singular includes the plural.

11.10	Alternative Action. In the event it shall become impossible for the Bank or the Plan Administrator to perform any act required by this Agreement, the Bank or Plan Administrator may in its discretion perform such alternative act as most nearly carries out the intent and purpose of this Agreement and is in the best interests of the Bank.

11.11	Headings. Article and Section headings are for convenient reference only and shall not control or affect the meaning or construction of any of its provisions.

11.12	Validity. In case any provision of this Agreement shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Agreement shall be construed and enforced as if such illegal and invalid provision has never been inserted herein.

11.13	Notice. Any notice or filing required or permitted to be given to the Bank or Plan Administrator under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

P.O. Box 428
Kinderhook, NY
12106

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Executive under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Executive.

11.14	Compliance with Section 409A. This Agreement shall at all times be administered and the provisions of this Agreement shall be interpreted consistent with the requirements of Section 409A of the Code and the regulations thereunder.

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THE NATIONAL UNION BANK OF KINDERHOOK

Stock Appreciation Rights Agreement

IN WITNESS WHEREOF, the Executive and the Bank have signed this Agreement.

EXECUTIVE:	BANK:

The National Union Bank of Kinderhook

/s/ Thomas Signor	By	John A. Balli
Thomas Signor	Title	CFO

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